Filed Pursuant to Rule 424(b)(3)

File No. 333-263434

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 30, 2025, as supplemented)

Teucrium Corn Fund

This supplement is to the prospectus (the “Prospectus”) of Teucrium Commodity Trust (the “Trust”) dated April 30, 2025, which relates to shares (the “Shares”) issued by Teucrium Corn Fund (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-263434. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Effective May 8, 2026, Christi Powitzky resigned as the Chief Compliance Officer of Teucrium Trading, LLC (the “Sponsor”), Sponsor of the Fund.

Effective May 11, 2026, Brian T. MacKenzie was appointed as the Chief Compliance Officer of the Sponsor.

Accordingly, the Prospectus is hereby revised as follows:

The section of the Prospectus titled “The Sponsor is leanly staffed and relies heavily on key personnel to manage trading activities” is hereby deleted and replaced with the following:

The Sponsor is leanly staffed and relies heavily on key personnel to manage trading activities.

In managing and directing the day-to-day activities and affairs of the Fund, the Sponsor relies almost entirely on a small number of individuals, including Mr. Sal Gilbertie, Mr. Springer Harris, Ms. Cory Mullen-Rusin and Mr. Brian T. MacKenzie. If Mr. Gilbertie, Mr. Harris, Ms. Mullen-Rusin or Mr. MacKenzie were to leave or be unable to carry out their present responsibilities, it may have an adverse effect on the management of the Fund. To the extent that the Sponsor establishes additional commodity pools, even greater demands will be placed on these individuals.

The fifth paragraph of the section of the Prospectus titled “The Offering – The Sponsor – Management of the Sponsor” is hereby deleted and replaced with the following:

Brian T. MacKenzie has been the Chief Compliance Officer and AML Compliance Officer of the Sponsor since May 11, 2026. Mr. MacKenzie is responsible for developing, instituting, and monitoring the effectiveness of processes and procedures to comply with all regulatory requirements. He was listed as a Principal of the Sponsor on May 8, 2026. Mr. MacKenzie has over twenty years of experience in the investment compliance industry. He has served as Head of Adviser Compliance Support Services at PINE Adviser Solutions since 2022. In this role, he oversees the management of Investment Adviser Compliance programs and serves as both an Adviser Chief Compliance Officer and Fund Chief Compliance Officer. From October 2018 to January 2022, he was at Janus Henderson Investors, where he most recently served as the Head of Portfolio Surveillance and Reporting. In this role, Mr. MacKenzie managed regulatory filings, client reporting, trade surveillance and led a team that implemented compliance programs for over sixty global product launches, including registered mutual funds, ETFs, and separately managed portfolios. Mr. MacKenzie began his compliance career at Brown Brothers Harriman in Boston, MA, where he was Vice President and Head of Portfolio Compliance. Brian earned his B.A. from the University of Massachusetts, Amherst, and serves on the Advisory Board for the Compliance and Ethics Program in the Master of Science in Legal Studies at the University of Colorado Boulder Law School. He is 46 years old.

The sixth paragraph of the section of the Prospectus titled “The Offering – The Sponsor – Management of the Sponsor” is hereby deleted and replaced with the following:

Messrs. Gilbertie and Harris, Van Eck Associates Corporation, Ms. Mullen-Rusin and Mr. MacKenzie are “principals,” as that term is defined in CFTC Rule 3.1, of the Sponsor and Teucrium Investment Advisors, LLC. These persons are principals due to their positions and/or due to their ownership interests in the Sponsor. GFI Group LLC is a principal under CFTC Rules due to its ownership of certain non-voting securities of the Sponsor and Teucrium Investment Advisors, LLC. NMSIC Classic LLC is a principal under CFTC Rules due to its greater than 10% capital contribution to the Sponsor. The Sponsor is a listed principal of Teucrium Investment Advisors, LLC due to its 100% ownership of the entity.

The date of this prospectus is May 12, 2026